Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include DHT's failure to accept Frontline's proposal and enter into a definitive agreement to effect the transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Frontline with the SEC.

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The following is an article published on www.tradewindsnews.com.

DHT $475m bid satisfies need for Frontline tanker fleet renewal

Norwegian owner John Fredriksen calls his bid 'fair' and not hostile, while expressing strong belief in need for tanker market consolidation
February 2nd, 2017 18:00 GMT
By Trond Lillestolen Oslo; Andy Pierce London; Joe Brady Stamford
Published in WEEKLY
John Fredriksen believes his takeover offer for DHT Holdings is fair but the billionaire sees plenty of other options to renew his Frontline fleet at a time asset prices have retreated.
Fredriksen and Frontline stole the headlines this week with a bid that values DHT at $5.09 per share — or $475m.
The shipowner tells TradeWinds the approach fits both a need to renew the fleet of Oslo and New York-listed Frontline and consolidate the market.
"The vessel prices are falling sharply," Fredriksen said. "An alternative to buying DHT could be to purchase large tankers secondhand or as resales."
Clarksons presently prices a VLCC resale at $82m, down from $84m at the end of 2016 and $100m at the close of 2015.
A five-year-old VLCC was placed at $62m by the world's largest shipbroker, a long way from the $80m quoted at the end of 2015.
Fredriksen claims Frontline's offer — to which DHT's board has yet to officially respond but did introduce a series of poison pills that one finance man described as a "cold shoulder" — has been made at a fair value.
"We have calculated a lot on it. We could alternatively have bought seven or eight VLCCs for the same price," he said, adding that he does not consider the move to be hostile.
A survey of nine analysts showed an average net asset value (NAV) for DHT of $4.72 per share.
Svein Moxnes Harfjeld, co-chief executive of DHT, placed a net asset value of $5.70 per share on the company during its fourth-quarter conference call this week.
VesselsValue priced DHT's 21 trading tankers, including 19 VLCCs, at $1.05bn. Two fresh newbuildings at Hyundai Heavy Industries are worth an extra $166.16m, according to the online service.

Harfjeld also noted that DHT was no stranger to consolidation in its own right having bought 16 VLCCs between the third quarter of 2013 and the second quarter of 2014.
Fredriksen says Frontline has looked at its near neighbour in Oslo for a long time and that Robert Hvide Macleod, Frontline Management chief executive, has met with the board.
DHT reported a fourth-quarter profit of $0.18 per share, beating the $0.10 per share consensus. A higher-than-forecast dividend was also paid in that quarter that saw spot VLCC's earnings of $34,300 per day.
Fredriksen describes DHT as having done "quite well".
"And they have a talented chartering boss, Stephen Eglin. He is well educated," Fredriksen said of a man who was once commercial director of Frontline.
Fredriksen also expresses a strong belief in consolidation. "We need to do something about the bank-controlled companies on the stock exchanges," he said.
He says Frontline would continue to focus on crude tankers, from aframaxes to VLCCs and, despite also being active in the products market, he does not consider a company like Torm to be a take-over target.
Fredriksen's hunt for more tonnage is not only motivated by the merits of consolidation. He is also conscious about the age of Frontline's fleet and says it is getting increasingly difficult to fix tankers that are 18 to 19 years old.
"They do increasingly have to accept waiting time, although some Greeks appear able to manage," he said.
Frontline has 11 VLCCs and four suezmaxes that are 15 years or older.
First on his to-do list is the DHT takeover effort. "They have promised us a quick response" he said.
While Harfjeld and co-chief executive Trygve Munthe — who only learned of Frontline's interest last Friday night — avoided talking specifically about the deal during the conference call, they did express their own growth ambitions.
Harfjeld said: "We expect 2017 to present compelling opportunities to grow and renew our fleet."
While secondhand acquisitions should not be expected in the near term, co-chief executive Trygve Munthe suggested that asset values are likely to stop falling soon and start climbing in the second half of 2017.
However, DHT's latest newbuilding order has not been well received. Some tanker market sources believe it may not sit well with peers who feel there is no need for new ships.

One tanker owner reasoned: "I think DHT made a big mistake ordering the two newbuildings as Frontline now has the argument that it's best to grow through consolidation rather than just add to the fleet supply."
Support for DHT's position has come from another owner, Nordic American Tankers chief executive Herbjorn Hansson. "A hostile takeover is from a principle point of view a negative thing," Hansson told TradeWinds.
"Since the mid-1980s, I have personal experience of hostile takeover attempts that may lead to negative consequences for all parties concerned."